T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH, 43230

November 22, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:	T&G Apothecary, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed November 14, 2011 File No. 333-173359

Dear Mrs.:

I write on behalf of T&G Apothecary, Inc., (the “Company”) in response to Staff’s letter of November 18, 2011, by Pamela A. Long,  Assistant Director, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed November 14, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

unaudited statements of cash flows, page f-14

1.
It appears that you intended the heading over the right hand column to represent cumulative cash flow information from inception to date.  Therefore, please revise the heading on your inception to date column to refer to august 31, 2011 instead of august 30, 2011.

In response to this comment, the revised the heading to state August 31, 2011.

note 3-significant accounting policies, page f-15

2.
Your disclosure on page F-15 stating that you have elected a February 28 year-end seems inconsistent with previous disclosure on page F-15 of your Form S-1/A filed October 5, 2011 in which you indicated that during the period ended June 30, 2011, you changed your year-end from February 28 to December 31. If your year-end is February 28, please update your Current Fiscal Year End accordingly in the Company Data section of EDGAR. If your year-end is December 31, please revise your filing accordingly and indicate when that change was made.

In response to this comment, the Company’s fiscal year end is February 28.  The Company made the change in the Company Data section of Edgar.

Sincerely,

/s/ Carolyne S. Johnson
Carolyne S. Johnson